CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended

March 31, 2023 and 2022

(UNAUDITED)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2023	2022
Sales	18	$175,653	$182,329
Cost of sales	19	135,225	118,827
Mine operating income		40,428	63,502

General and administration	20	14,946	16,922
Exploration and evaluation		42	502
Foreign exchange loss		1,572	2,970
Other expenses		2	2,396
		16,562	22,790

Operating income		23,866	40,712

Interest and finance costs, net		(2,639)	(2,781)
Loss on derivatives		(1,426)	(4,176)
		(4,065)	(6,957)

Income before income taxes		19,801	33,755

Income taxes
Current income tax expense		8,997	11,863
Deferred income tax recovery		(1,053)	(5,084)
		7,944	6,779
Net income for the period		$11,857	$26,976

Net income attributable to:
Fortuna shareholders		$10,879	$26,066
Non-controlling interest	24	978	910
		$11,857	$26,976

Earnings per share	17
Basic		$0.04	$0.09
Diluted		$0.04	$0.09

Weighted average number of common shares outstanding (000's)
Basic		290,242	291,591
Diluted		292,351	294,546

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2023	2022
Net income for the period		$11,857	$26,976

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax		(1)	(105)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of tax[1]		222	(1,387)
Changes in fair value of hedging instruments, net of $nil tax		12	70
Total other comprehensive income (loss) for the period		233	(1,422)
Comprehensive income for the period		$12,090	$25,554

Comprehensive income attributable to:
Fortuna shareholders		11,112	24,644
Non-controlling interest	24	978	910
		$12,090	$25,554

1 For the three months ended March 31, 2023, the currency translation adjustment is net of tax expenses of $52 thousand (2022 - $31 thousand).

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	March 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$84,731	$80,493
Trade and other receivables	4	78,388	68,165
Inventories	5	89,866	92,033
Other current assets	6	11,797	12,021
		264,782	252,712
NON-CURRENT ASSETS
Restricted cash		3,967	3,967
Mineral properties and property, plant and equipment	7	1,627,953	1,567,622
Other non-current assets	8	49,357	51,923
Total assets		$1,946,059	$1,876,224

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	9	$115,099	$111,896
Income taxes payable		8,013	11,591
Current portion of lease obligations	11	13,265	9,416
Current portion of closure and reclamation provisions	14	2,791	2,177
		139,168	135,080
NON-CURRENT LIABILITIES
Debt	12	244,877	219,175
Deferred tax liabilities		166,576	167,619
Closure and reclamation provisions	14	54,930	51,128
Lease obligations	11	37,853	11,930
Other non-current liabilities	13	2,434	2,596
Total liabilities		645,838	587,528

SHAREHOLDERS' EQUITY
Share capital	16	1,076,863	1,076,342
Reserves		29,076	29,929
Retained earnings		149,364	138,485
Equity attributable to Fortuna shareholders		1,255,303	1,244,756
Equity attributable to non-controlling interest	24	44,918	43,940
Total equity		1,300,221	1,288,696

Total liabilities and shareholders' equity		$1,946,059	$1,876,224

Contingencies and Capital Commitments (Note 25)

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended March 31,
	Note	2023	2022

Operating activities:
Net income for the period		$11,857	$26,976
Items not involving cash
Depletion and depreciation		44,235	38,505
Accretion expense		1,350	1,105
Income taxes		7,944	6,779
Interest expense, net		1,264	1,676
Share-based payments, net of cash settlements		(303)	(740)
Unrealized foreign exchange (gain) loss		(214)	1,173
Unrealized loss on derivatives		1,362	3,575
Other		88	2,194
Closure and reclamation payments		(206)	(46)
Changes in working capital	23	(10,765)	(27,908)
Cash provided by operating activities		56,612	53,289
Income taxes paid		(12,904)	(20,087)
Interest paid		(2,608)	(354)
Interest received		658	394
Net cash provided by operating activities		41,758	33,242

Investing activities:
Restricted cash		-	(502)
Additions to mineral properties and property, plant and equipment		(61,550)	(64,992)
Contractor advances on Séguéla construction		1,569	-
Other investing activities		391	9
Cash used in investing activities		(59,590)	(65,485)

Financing activities:
Proceeds from credit facility	12	25,000	40,000
Payments of lease obligations		(2,996)	(3,231)
Cash provided by financing activities		22,004	36,769
Effect of exchange rate changes on cash and cash equivalents		66	(1,258)
Increase in cash and cash equivalents during the period		4,238	3,268
Cash and cash equivalents, beginning of the period		80,493	107,097
Cash and cash equivalents, end of the period		$84,731	$110,365

Cash and cash equivalents consist of:
Cash		$83,091	$66,062
Cash equivalents		1,640	44,303
Cash and cash equivalents, end of the period		$84,731	$110,365
Supplemental cash flow information (Note 23)

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign currency reserve	Retained earnings	Non-controlling interest	Total equity
Balance at January 1, 2023		290,221,971	$1,076,342	$28,850	$198	$(976)	$4,825	$(2,968)	$138,485	$43,940	$1,288,696
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	10,879	978	11,857
Other comprehensive income for the period		-	-	-	12	(1)	-	222	-	-	233
Total comprehensive income for the period		-	-	-	12	(1)	-	222	10,879	978	12,090

Transactions with owners of the Company
Shares issued on vesting of share units		170,239	521	(521)	-	-	-	-	-	-	-
Share-based payments	15	-	-	(565)	-	-	-	-	-	-	(565)
		170,239	521	(1,086)	-	-	-	-	-	-	(565)

Balance at March 31, 2023		290,392,210	$1,076,863	$27,764	$210	$(977)	$4,825	$(2,746)	$149,364	$44,918	$1,300,221

Balance at January 1, 2022		291,529,330	$1,079,746	$27,435	$128	$(696)	$4,825	$(2,907)	$266,617	$54,422	$1,429,570
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	26,066	910	26,976
Other comprehensive loss for the period		-	-	-	70	(105)	-	(1,387)	-	-	(1,422)
Total comprehensive income for the period		-	-	-	70	(105)	-	(1,387)	26,066	910	25,554

Transactions with owners of the Company
Shares issued on vesting of share units		350,227	1,360	(1,360)	-	-	-	-	-	-	-
Share-based payments	15	-	-	1,021	-	-	-	-	-	-	1,021
		350,227	1,360	(339)	-	-	-	-	-	-	1,021

Balance at March 31, 2022		291,879,557	$1,081,106	$27,096	$198	$(801)	$4,825	$(4,294)	$292,683	$55,332	$1,456,145

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Silver Mines Inc. (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Mexico, Peru, and Côte d’Ivoire. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko gold mine (“Yaramoko”) in south western Burkina Faso, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, and is developing the open pit Séguéla gold mine (“Séguéla”) in south western Côte d’Ivoire.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022, which includes information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On May 15, 2023, the Company's Board of Directors approved these interim financial statements for issuance.

Basis of Measurement

These interim financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 22) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRSs, which were effective for accounting periods beginning on or after January 1, 2023. These include amendments to IAS 1 (Presentation of Financial Statements) and IFRS Practice Statement 2 (Making Materiality Judgements), IAS 8 (Definition of Accounting Estimates) and IAS 12 (Deferred tax related to assets and liabilities arising from a single transaction). The impact of adoption was not significant to the Company's interim financial statements.

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three months ended March 31, 2023, the Company applied the critical estimates, and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2022.

4.   TRADE AND OTHER RECEIVABLES

As at	March 31, 2023	December 31, 2022
Trade receivables from doré and concentrate sales	$28,741	$23,977
Advances and other receivables	7,349	7,443
Value added taxes recoverable	42,298	36,745
Trade and other receivables	$78,388	$68,165

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at March 31, 2023 and 2022.

5.   INVENTORIES

As at	Note	March 31, 2023	December 31, 2022
Concentrate stockpiles		$1,940	$2,161
Doré bars		2,330	4,494
Leach pad and gold-in-circuit		25,819	31,649
Ore stockpiles		51,830	52,692
Materials and supplies		51,512	44,476
Total inventories		$133,431	$135,472
Less: non-current portion	8	(43,565)	(43,439)
Current inventories		$89,866	$92,033

During the three months ended March 31, 2023, the Company expensed $121.9 million of inventories to cost of sales (March 31, 2022 - $106.1 million).

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

6.   OTHER CURRENT ASSETS

As at	March 31, 2023	December 31, 2022
Prepaid expenses	10,741	11,180
Income tax receivable	952	718
Other	104	123
Other current assets	$11,797	$12,021

7.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance as at December 31, 2022	$866,999	$712,269	$154,647	$704,781	$2,438,696
Additions	23,434	12,100	24,280	35,973	95,787
Changes in closure and reclamation provision	2,198	996	-	188	3,382
Disposals	-	-	-	(386)	(386)
Transfers	(1,077)	-	(2,260)	3,337	-
Balance as at March 31, 2023	$891,554	$725,365	$176,667	$743,893	$2,537,479
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2022	$506,268	$-	$-	$364,807	$871,075
Disposals	-	-	-	(350)	(350)
Depletion and depreciation	21,628	-	-	17,173	38,801
Balance as at March 31, 2023	$527,896	$-	$-	$381,630	$909,526
Net Book Value as at March 31, 2023	$363,658	$725,365	$176,667	$362,263	$1,627,953

During the three months ended March 31, 2023, the Company capitalized $2.8 million of interest related to the construction of the Séguéla Mine (year ended December 31, 2022 - $3.3 million).

As at March 31, 2023, non-depletable mineral properties include $27.9 million of exploration and evaluation assets (December 31, 2022 - $26.4 million).

During the three months ended March 31, 2023, mining equipment arrived at site and was placed into use at the Séguéla Mine as part of a mining services contract. As a result, the Company recognized a right of use asset of $31.4 million.

As at March 31, 2023, property, plant and equipment includes right-of-use assets with a carrying value of $51.1 million (December 31, 2022 - $21.5 million). Related depletion and depreciation for the three months was $2.4 million (year ended December 31, 2022 - $9.5 million).

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance as at December 31, 2021	$758,112	$719,663	$57,759	$675,486	$2,211,020
Additions	74,301	35,468	117,860	14,255	241,884
Changes in closure and reclamation provision	(10,024)	5,238	-	(235)	(5,021)
Disposals	(372)	(5,502)	-	(3,313)	(9,187)
Transfers	44,982	(42,598)	(20,972)	18,588	-
Balance as at December 31, 2022	$866,999	$712,269	$154,647	$704,781	$2,438,696
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2021	$275,460	$-	$-	$223,206	$498,666
Disposals	-	-	-	(1,970)	(1,970)
Impairment	117,237	-	-	65,605	182,842
Depletion and depreciation	113,571	-	-	77,966	191,537
Balance as at December 31, 2022	$506,268	$-	$-	$364,807	$871,075
Net Book Value as at December 31, 2022	$360,731	$712,269	$154,647	$339,975	$1,567,622

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

8.   OTHER NON-CURRENT ASSETS

As at	Note	March 31, 2023	December 31, 2022
Ore stockpiles	5	$43,565	$43,439
Value added tax recoverable		3,895	3,642
Income tax recoverable		1,157	1,137
Other		740	3,705
Total other non-current assets		$49,357	$51,923

9.   TRADE AND OTHER PAYABLES

As at	Note	March 31, 2023	December 31, 2022
Trade accounts payable		$75,495	$72,571
Payroll and related payables		19,002	22,967
Mining royalty payable		2,100	2,476
Other payables		10,548	7,794
Derivative liabilities		1,613	270
Share units payable	15(a)(b)(c)	6,341	5,818
Total trade and other payables		$115,099	$111,896

10.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three months ended March 31, 2023, and 2022:

(a)    Key Management Personnel

Amounts paid to key management personnel were as follows:

	Three months ended March 31,
	2023	2022
Salaries and benefits	$2,829	$3,259
Directors fees	207	302
Consulting fees	16	18
Share-based payments	1,260	6,498
	$4,312	$10,077

During the three months ended March 31, 2023, and 2022, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

11.   LEASE OBLIGATIONS

	Minimum lease payments
As at	March 31, 2023	December 31, 2022
Less than one year	$17,398	$11,343
Between one and five years	36,862	14,044
More than five years	12,066	5,806
	66,326	31,193
Less: future finance charges	(15,208)	(9,847)
Present value of lease obligations	51,118	21,346
Less: current portion	(13,265)	(9,416)
Non-current portion	$37,853	$11,930

12.   DEBT

The following table summarizes the changes in debt:

	Credit Facility	Convertible debentures	Total
Balance at December 31, 2021	$117,082	$40,407	$157,489
Convertible debenture conversion	-	(60)	(60)
Drawdown	80,000	-	80,000
Transaction costs	(688)	-	(688)
Amortization of discount	626	1,808	2,434
Payments	(20,000)	-	(20,000)
Balance at December 31, 2022	177,020	42,155	219,175
Drawdown	25,000	-	25,000
Amortization of discount	229	473	702
Balance at March 31, 2023	$202,249	$42,628	$244,877

As at March 31, 2023, the Company was in compliance with all of the covenants under the Credit Facility, as outlined in the Company’s most recent annual financial statements.

13.   OTHER NON-CURRENT LIABILITIES

As at	Note	March 31, 2023	December 31, 2022
Restricted share units	15(b)	$1,237	$1,490
Other		1,197	1,106
Total other non-current liabilities		$2,434	$2,596

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

14.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Balance as at December 31, 2022	$13,956	$7,670	$11,514	$13,375	$6,790	$53,305
Changes in estimate	989	(590)	1,772	281	930	3,382
Reclamation expenditures	(172)	(34)	-	-	-	(206)
Accretion	202	175	117	141	67	702
Effect of changes in foreign exchange rates	-	538	-	-	-	538
Balance as at March 31, 2023	14,975	7,759	13,403	13,797	7,787	57,721
Less: Current portion	(2,158)	(633)	-	-	-	(2,791)
Non-current portion	$12,817	$7,126	$13,403	$13,797	$7,787	$54,930

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Yaramoko Mine	Séguéla Project	Total
Balance as at December 31, 2021	$14,898	$7,128	$19,639	$12,895	$1,552	$56,112
Changes in estimate	(1,235)	(493)	(8,666)	135	5,238	(5,021)
Reclamation expenditures	(503)	(120)	-	-	-	(623)
Accretion	796	682	541	345	-	2,364
Effect of changes in foreign exchange rates	-	473	-	-	-	473
Balance at December 31, 2022	13,956	7,670	11,514	13,375	6,790	53,305
Less: Current portion	(1,577)	(600)	-	-	-	(2,177)
Non-current portion	$12,379	$7,070	$11,514	$13,375	$6,790	$51,128

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Project	Total
Undiscounted uninflated estimated cash flows	$15,823	$8,997	$14,466	$14,253	$8,226	$61,765
Discount rate	5.55%	8.81%	4.00%	3.81%	3.48%
Inflation rate	3.50%	5.26%	1.76%	3.67%	2.25%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

15.   SHARE BASED PAYMENTS

During the three months ended March 31, 2023, the Company recognized share-based payments of $2.1 million (March 31, 2022 - $3.5 million) related to the amortization of deferred, restricted and performance share units and $nil (March 31, 2022 – $0.1 million) related to amortization of stock options.

Page | 11

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2021	805,055	$3,137
Granted	117,643	452
Changes in fair value	-	(121)
Outstanding, December 31, 2022	922,698	3,468
Granted	125,802	431
Changes in fair value	-	91
Outstanding, March 31, 2023	1,048,500	$3,990

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2021	1,859,139	$5,503	1,644,461
Granted	1,348,538	5,264	-
Units paid out in cash	(1,256,288)	(5,737)	-
Vested and paid out in shares	-	-	(665,305)
Transferred from equity to cash settled	413,864	-	(413,864)
Transferred from cash to equity settled	(155,674)	-	155,674
Forfeited or cancelled	(260,870)	-	(15,111)
Changes in fair value and vesting	-	(1,190)	-
Outstanding, December 31, 2022	1,948,709	3,840	705,855
Granted	1,716,286	5,887	-
Units paid out in cash	(316,332)	(1,426)	-
Vested and paid out in shares	-	-	(42,851)
Forfeited or cancelled	(36,732)	-	(2,093)
Changes in fair value and vesting	-	(4,713)	-
Outstanding, March 31, 2023	3,311,931	3,588	660,911
Less: current portion		(2,351)
Non-current portion		$1,237

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Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2021	515,008	$3,104	1,845,887
Granted	-	-	824,768
Forfeited or cancelled	-	-	(434,007)
Vested and paid out in shares	(683,460)	(3,882)	-
Transferred from equity to cash settled	168,452	-	(168,452)
Vested and paid out in shares	-	-	(228,740)
Changes in fair value and vesting	-	778	-
Outstanding, December 31, 2022	-	-	1,839,456
Granted	-	-	844,187
Forfeited or cancelled	-	-	(68,787)
Units paid out in cash	(340,236)	(1,240)	-
Transferred from equity to cash settled	340,236	-	(340,236)
Vested and paid out in shares	-	-	(127,388)
Change in fair value and vesting	-	1,240	-
Outstanding, March 31, 2023	-	$-	2,147,232

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at March 31, 2023, a total of 2,942,978 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2021	1,249,383	$5.88
Expired unexercised	(612,565)	6.16
Outstanding, December 31, 2022	636,818	5.62
Expired unexercised	(501,917)	6.20
Outstanding, March 31, 2023	134,901	$3.44
Vested and exercisable, December 31, 2022	636,818	$5.62
Vested and exercisable, March 31, 2023	134,901	$3.44

16.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

Page | 13

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

17.    EARNINGS PER SHARE

	Three months ended March 31,
	2023	2022
Basic:
Net income attributable to Fortuna shareholders	$10,879	$26,066
Weighted average number of shares (000's)	290,242	291,591
Earnings per share - basic	$0.04	$0.09

	Three months ended March 31,
	2023	2022
Diluted:
Net income attributable to Fortuna shareholders	$10,879	$26,066
Diluted net income for the period	$10,879	$26,066

Weighted average number of shares (000's)	290,242	291,591
Incremental shares from dilutive potential shares	2,109	2,955
Weighted average diluted number of shares (000's)	292,351	294,546
Earnings per share - diluted	$0.04	$0.09

For the three months ended March 31, 2023, 7,551 (March 31, 2022 - 1,013,943) out of the money options, nil (March 31, 2022 - nil) share units, and 9,176,000 (March 31, 2022 - 9,188,000) potential shares issuable on conversion of the debentures were excluded from the diluted earnings per share calculation. These items were excluded from the diluted earnings per share calculations as their effect would have been anti-dilutive.

18.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended March 31, 2023
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$42,053	$-	$-	$42,053
Silver-lead concentrates	12,632	-	-	-	12,632
Zinc concentrates	12,552	-	-	-	12,552
Gold doré	-	-	51,238	55,954	107,192
Provisional pricing adjustments	570	654	-	-	1,224
Sales to external customers	$25,754	$42,707	$51,238	$55,954	$175,653

	Three months ended March 31, 2022
	Peru	Mexico	Argentina	Burkina Faso	Total
Silver-gold concentrates	$-	$44,254	$-	$-	$44,254
Silver-lead concentrates	14,274	-	-	-	14,274
Zinc concentrates	12,346	-	-	-	12,346
Gold doré	-	-	54,416	55,443	109,859
Provisional pricing adjustments	195	1,670	(269)	-	1,596
Sales to external customers	$26,815	$45,924	$54,147	$55,443	$182,329

Page | 14

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

22y
	Three months ended March 31,
	2023	2022
Customer 1	$55,954	$55,444
Customer 2	51,238	54,147
Customer 3	25,754	26,815
Customer 4	22,311	14,399
Customer 5	20,396	8,498
Customer 6	-	23,026
	$175,653	$182,329

From time to time, the Company mitigates the price risk by entering into forward sale and collar contracts for some of its forecasted base and precious metals production, and non-metal commodities.

During the three months ended March 31, 2023, the Company executed forward sale and collar contracts for forecasted gold sales, in accordance with the temporary restrictions under the Credit Facility, as outlined in the most recent audited consolidated annual financial statements for the year ended December 31,2022.

During the three months ended March 31, 2023, the Company recognized $0.1 million of realized losses on the settlement of forward sale and collar contracts (March 31, 2022 - $0.7 million), and $1.4 million unrealized losses from changes in the fair value of the open positions (March 31, 2022 - $3.5 million).

19.   COST OF SALES

	Three months ended March 31,
	2023	2022
Direct mining costs	$67,007	$59,569
Salaries and benefits	14,932	10,762
Workers' participation	463	1,340
Depletion and depreciation	44,141	38,177
Royalties and other taxes	8,711	8,980
Other	(29)	(1)
Cost of Sales	$135,225	$118,827

For the three months ended March 31, 2023, depletion and depreciation includes $2.3 million of depreciation related to right-of-use assets (March 31, 2022 - $2.2 million).

20.   GENERAL AND ADMINISTRATION

	Three months ended March 31,
	2023	2022
General and administration	$12,737	$13,044
Workers' participation	72	262
	12,809	13,306
Share-based payments	2,137	3,616
General and Administration	$14,946	$16,922

Page | 15

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

21.   SEGMENTED INFORMATION

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine
●	Roxgold SANGO S.A. (“Sango”) – construction of the Séguéla mine
●	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
●	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
●	Corporate – corporate stewardship

	Three months ended March 31, 2023
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$51,238	$55,954	$-	$42,707	$25,754	$-	$175,653
Cost of sales before depreciation and depletion	(28,533)	(27,496)	-	(22,610)	(12,445)	-	(91,084)
Depreciation and depletion in cost of sales	(13,192)	(17,367)	-	(9,913)	(3,669)	-	(44,141)
General and administration	(2,017)	(889)	(102)	(1,898)	(1,240)	(8,800)	(14,946)
Other (expenses) income	(977)	4,348	(82)	(1,071)	(71)	(3,763)	(1,616)
Finance items	(671)	(202)	(92)	(981)	92	(2,211)	(4,065)
Segment income (loss) before taxes	5,848	14,348	(276)	6,234	8,421	(14,774)	19,801
Income taxes	(833)	(1,381)	-	(1,720)	(2,345)	(1,665)	(7,944)
Segment income (loss) after taxes	$5,015	$12,967	$(276)	$4,514	$6,076	$(16,439)	$11,857

	Three months ended March 31, 2022
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$54,147	$55,443	$-	$45,924	$26,815	$-	$182,329
Cost of sales before depreciation and depletion	(23,170)	(24,014)	-	(20,612)	(12,854)	-	(80,650)
Depreciation and depletion in cost of sales	(12,697)	(14,027)	-	(8,287)	(3,166)	-	(38,177)
General and administration	(1,938)	(410)	(77)	(1,881)	(1,198)	(11,418)	(16,922)
Other (expenses) income	(635)	(734)	(719)	(3,583)	(501)	304	(5,868)
Finance items	(212)	(263)	(169)	(524)	(5,442)	(347)	(6,957)
Segment income (loss) before taxes	15,495	15,995	(965)	11,037	3,654	(11,461)	33,755
Income taxes	219	(3,429)	405	(2,965)	1,026	(2,035)	(6,779)
Segment income (loss) after taxes	$15,714	$12,566	$(560)	$8,072	$4,680	$(13,496)	$26,976

As at March 31, 2023	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$502,049	$195,808	$899,112	$161,978	$143,064	$44,048	$1,946,059
Total liabilities	$46,977	$50,674	$209,537	$24,119	$45,383	$269,148	$645,838
Capital expenditures[1]	$7,907	$18,073	$62,109	$5,137	$2,561	$-	$95,787
[1] Capital expenditures are on an accrual basis for the three months ended March 31, 2023

As at December 31, 2022	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$499,937	$182,621	$833,179	$187,898	$142,385	$30,204	$1,876,224
Total liabilities	$44,152	$47,122	$173,082	$30,381	$49,143	$243,648	$587,528
Capital expenditures[1]	$23,048	$54,137	$118,644	$24,397	$19,610	$2,047	$241,884
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2022

22.   FAIR VALUE MEASUREMENTS

During the three months ended March 31, 2023, and 2022, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 16

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
March 31, 2023	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$78	$-	$-	$78	$78	$-	$-	$-
Trade receivables concentrate sales	-	26,955	-	26,955	-	26,955	-	-
	$78	$26,955	$-	$27,033	$78	$26,955	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$84,731	$84,731	$-	$-	$-	$84,731
Trade receivables doré sales	-	-	1,786	1,786	-	-	-	1,786
Other receivables	-	-	7,349	7,349	-	-	-	7,349
	$-	$-	$93,866	$93,866	$-	$-	$-	$93,866

Financial liabilities measured at Fair Value
Metal forward sale and collar contracts liability	$-	$(1,609)	$-	$(1,609)	$-	$(1,609)	$-	$-
Foreign exchange forward contracts liability	-	(4)	-	(4)	-	(4)	-	-
	$-	$(1,613)	$-	$(1,613)	$-	$(1,613)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(75,495)	$(75,495)	$-	$-	$-	$(75,495)
Payroll payable	-	-	(19,002)	(19,002)	-	-	-	(19,002)
Credit facilities	-	-	(202,249)	(202,249)	-	(205,000)	-	-
Convertible debentures	-	-	(42,628)	(42,628)	-	(45,733)	-	-
Other payables	-	-	(63,873)	(63,873)	-	-	-	(63,873)
	$-	$-	$(403,247)	$(403,247)	$-	$(250,733)	$-	$(158,370)

Page | 17

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2022	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$78	$-	$-	$78	$78	$-	$-	$-
Trade receivables concentrate sales	-	21,455	-	21,455	-	21,455	-	-
Fuel hedge contracts asset	-	18	-	18	-	18	-	-
	$78	$21,473	$-	$21,551	$78	$21,473	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$80,493	$80,493	$-	$-	$-	$80,493
Trade receivables doré sales	-	-	2,522	2,522	-	-	-	2,522
Other receivables	-	-	7,443	7,443	-	-	-	7,443
	$-	$-	$90,458	$90,458	$-	$-	$-	$90,458

Financial liabilities measured at Fair Value
Foreign exchange forward contracts liability	$-	$(270)	$-	$(270)	$-	$(270)	$-	$-
	$-	$(270)	$-	$(270)	$-	$(270)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(72,571)	$(72,571)	$-	$-	$-	$(72,571)
Payroll payable	-	-	(22,967)	(22,967)	-	-	-	(22,967)
Credit facilities	-	-	(177,020)	(177,020)	-	(180,000)	-	-
Convertible debentures	-	-	(42,155)	(42,155)	-	(46,138)	-	-
Other payables	-	-	(31,519)	(31,519)	-	-	-	(31,519)
	$-	$-	$(346,232)	$(346,232)	$-	$(226,138)	$-	$(127,057)

Page | 18

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

23.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three months ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31,
	2023	2022
Trade and other receivables	$(9,420)	$(10,312)
Prepaid expenses	998	1,054
Inventories	(3,659)	(9,357)
Trade and other payables	1,316	(9,293)
Total changes in working capital	$(10,765)	$(27,908)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods as set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations
As at December 31, 2021	$117,082	$40,407	$29,405
Loss on debt modifications	-	-	(729)
Additions	80,000	-	2,774
Terminations	-	-	(661)
Conversion of debenture	-	(60)	-
Interest	626	1,808	2,623
Payments	(20,000)	-	(12,209)
Transaction costs	(688)	-	-
Foreign exchange	-	-	143
As at December 31, 2022	177,020	42,155	21,346
Additions	25,000	-	32,035
Interest	229	473	648
Payments	-	-	(2,996)
Foreign exchange	-	-	85
As at March 31, 2023	$202,249	$42,628	$51,118

The significant non-cash financing and investing transactions during the three months ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31,
	2023	2022
Mineral properties, plant and equipment changes in closure and reclamation provision	$(3,382)	$739
Additions to right of use assets	$(32,035)	$(813)
Share units allocated to share capital upon settlement	$521	$1,360

24.  NON-CONTROLLING INTEREST

As at March 31, 2023, the non-controlling interest (“NCI”) of the Government of Burkina Faso, which represents a 10% interest in Roxgold SANU S.A. totaled $3.5 million. The income attributable to the NCI for the three months ended March 31, 2023, totaling $1.2 million, is based on the net income for Yaramoko.

Page | 19

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

As at March 31, 2023, the NCI of the Government of Côte d’Ivoire, which represents a 10% interest in Roxgold Sango S.A. totaled $41.4 million. The loss attributable to the NCI for the three months ended March 31, 2023, totaling $0.2 million, is based on the net loss for Séguéla.

25.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma Mine closure plan, as amended, that was in effect in January 2021, included total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $6.2 million, final closure activities of $9.8 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. In 2023, the Company provided a bank letter of guarantee of $11.8 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $0.9 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, March 5, 2024, and September 17, 2023, respectively.

(c)    Other Commitments

As at March 31, 2023, the Company had capital commitments of $5.9 million, $0.2 million and $1.0 million for civil work, equipment purchases and other services at the Lindero, Caylloma and San Jose Mines, respectively, which are expected to be expended within one year.

Burkina Faso

The Company entered into an agreement with a service provider at the Yaramoko Mine wherein if the Company terminates the agreement prior to the end of its term, in December 2023, the Company would be required to make an early termination payment, which is reduced monthly over 30 months, and in certain circumstances, could be required to make other payments that will be negotiated between the Company and the service provider. If the Company had terminated the agreement at March 31, 2023 it would have been subject to an early termination payment of $1.2 million.

Côte d’Ivoire

As of March 31, 2023, the Company had capital commitments of $3.9 million for the construction of the Séguéla Mine, with $0.4 million expected to be expended within one year.

The Company entered into an agreement with a service provider at the Séguéla Mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months. If the Company had terminated the agreement on March 31, 2023, and elected not to purchase the service provider’s equipment, it would have been

Page | 20

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

subject to an early termination payment of $18.8 million. If the Company had terminated the agreement on March 31, 2023, and elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include portion of the monthly management fee and demobilization of personnel.

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Peru

The Company was assessed $1.2 million (4.3 million Peruvian soles), including interest and penalties of $0.8 million (2.9 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments.  The Company has applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at March 31, 2023, the Company has recorded the amount paid of $1.2 million (4.3 million Peruvian soles) in other long-term assets, as the Company believes it is probable that the appeal will be successful (Note 8).

Argentina

On August 16, 2022, the Argentine Tax Authority (“AFIP”) published General Resolution No.5248/2022 (the “Resolution”) which established a one-time “windfall income tax prepayment” for companies that have obtained extraordinary income derived from the general increase in international prices. The Resolution was published by AFIP without prior notice.

The windfall income tax prepayment applies to companies that meet certain income tax or net income tax (before the deduction of accumulated tax losses) thresholds for 2021 or 2022. The aggregate amount of the windfall income tax prepayment payable by Mansfield calculated in accordance with the Resolution is approximately $3.9 million (810 million Argentine Pesos).

The windfall income tax prepayment was to be paid in three equal and consecutive monthly instalments, starting on October 22, 2022, and was payable in addition to income tax instalments currently being paid by corporate taxpayers on account of their income tax obligations. The windfall income tax prepayment is an advance payment of income taxes due to be paid in 2022.

Page | 21

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Based on the historical accumulated losses of Mansfield for fiscal 2021 which can be carried forward for 2022, Mansfield was not liable for income tax, and based upon current corporate income tax laws and the ability of the Company to deduct historical accumulated losses, income tax will not be required to be paid for fiscal 2022.

To protect Mansfield’s position from having to pay the windfall income tax prepayment as an advance income tax for 2022, which based on management’s projections is not payable, Mansfield applied to the Federal Court of Salta Province for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the Windfall Income Tax Prepayment.  On October 3, 2022, Mansfield was notified that the Court had granted the preliminary injunction. As a result, Mansfield did not pay any of the three instalments due in 2022.

Mansfield also filed an administrative claim with the AFIP to challenge the constitutionality of the Resolution, which was rejected by AFIP on November 2, 2022. Mansfield has challenged the rejection of its administrative claim, by filing legal proceedings against the AFIP with the Federal Court. On February 15, 2023, the Federal Court granted Mansfield a preliminary injunction in these legal proceedings. Mansfield has subsequently presented additional documentation to AFIP which has resulted in the windfall tax prepayment installments being eliminated from Mansfield’s account in AFIP’s system.  The legal proceedings to determine the unconstitutionality of the Resolution and whether interest is payable to AFIP continue under the protection of a preliminary injunction.

(e)    Other Contingencies

The Company is subject to various investigations and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

26.   SUBSEQUENT EVENTS

Normal Course Issuer Bid

On April 28, 2023, the Company announced the acceptance by the Toronto Stock Exchange (the "TSX") of Fortuna's notice to renew its normal course issuer bid (the "NCIB") to purchase up to five percent of its outstanding common shares. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems, commencing on May 2, 2023 and expiring on the earlier of: May 1, 2024;  the date on which the Company has acquired the maximum number of common shares allowable under the NCIB;  or the date on which the Company otherwise decides not to make any further repurchases under the NCIB. Pursuant to the NCIB, the Company is permitted to repurchase up to 14,534,581 common shares, being five percent of its outstanding 290,691,634 common shares as at April 25, 2023. Common shares purchased under the NCIB will be cancelled.

Acquisition of Chesser Resources Limited

On May 8, 2023, the Company announced it had entered into a definitive Scheme Implementation Deed (“Agreement”) with Chesser Resources Limited (“Chesser”), under which the Company proposes to acquire all of the issued and outstanding shares of Chesser (the “Transaction”). Under the terms of the proposed Transaction, Chesser shareholders will receive 0.0248 of a common share of Fortuna for each Chesser share held.

The proposed Transaction will be completed by a Scheme of Arrangement (the “Scheme”) pursuant to the Australian Corporations Act. Upon implementation of the Scheme, The Transaction, including without limitation the Scheme, is subject to approval by the Court, the Chesser shareholders at the Scheme meeting, together with other customary closing conditions.  The Scheme is also conditional on, among other things, acceptance from the TSX, including in

Page | 22

Fortuna Silver Mines Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

respect of the issuance and listing of new Fortuna shares issuable pursuant to the Scheme. The Company expects to issue up to 15,545,682 Fortuna shares to Chesser shareholders.

As part of the Transaction, Fortuna has also entered into a secured bridging loan agreement with Chesser, pursuant to which the Company has agreed to advance to Chesser up to Aus$3 million to assist with Chesser’s transaction costs and for general corporate purposes during transaction implementation. Security for the loan has been granted over all of Chesser's present and after-acquired property.

Page | 23